OmniPad Company, LLC
Cap Table – 10,000,000 UNITS
(As of January 15, 2018)

Member		Class A Voting/ Non-dilutable (20%)	%	Class B Voting/Dilutable (70%)	%	Class C Non-voting /Dilutable (10%)
Neil Epstein		1,020,000	51	3,570,000	51	
Tim Howard		280,000	14	980,000	14	
Jennifer Howard		200,000	10	700,000	10	
Gray Howard		100,000	5	350,000	5	
Gage Howard		100,000	5	350,000	5	
Gunnar Howard		100,000	5	350,000	5	
Cambridge Capital		200,000	10	700,000	10	
Regulation Crowd Funding						1,000,000
TOTAL		2,000,000		7,000,000		1,000,000

GRAND TOTAL (Authorized & Outstanding)	10,000,000

THE OMNIPAD COMPANY, L.L.C. AMENDED AND RESTATED OPERATING AGREEMENT

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE'S SECURITIES ACT (THE "ACTS"), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACTS OR UNLESS AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. IN ADDITION, ANY OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS SUBJECT TO CERTAIN RESTRICTIONS AS PROVIDED IN THE OPERATING AGREEMENT.

THE OMNIPAD COMPANY, L.L.C.
Amended and Restated Operating Agreement
<u>TABLE OF CONTENTS</u>

THE OMNIPAD COMPANY, L.L.C.
AMENDED AND RESTATED OPERATING AGREEMENT

This Amended and Restated Operating Agreement (**Agreement**) is made the 22nd day of June, 2017, by and between the following Members (being hereinafter collectively called the **Members**):

Neil Epstein
Tim Howard

The Members did, on April 24, 2017 enter into an Operating Agreement with respect to the Company (the **Original Operating Agreement**). The Members now desire to amend the Original Operating Agreement and therefore, do hereby enter into this Agreement and do hereby agree that this Agreement shall and does fully supersede and replace the Original Operating Agreement. The Members desire to operate as a limited liability company under the laws of the State of Florida, which limited liability company is to be known as **The OmniPad Company, L.L.C.** (the **Company**), and intend that the Company be classified as a partnership for federal and state income tax purposes.

In consideration of the premises and the mutual covenants hereinafter contained, the parties do hereby agree as follows:

ARTICLE 1.
FORMATION OF LIMITED LIABILITY COMPANY

Section 1.01. Organization. The Company was formed under the Florida Revised Limited Liability Company Act, F.S. Chapter 605, (the **Act**). The Act shall, except as expressly provided herein, govern the rights and obligations of the parties hereto.

Section 1.02. Agreement, Effect of Inconsistencies with Act. The Members agree to the terms and conditions of this Agreement, as it may from time to time be amended. Each Member shall be entitled to rely on the provisions of this Agreement, and no Member shall be liable to the Company or to any other Member for any action taken or refusal to act in good faith reliance on this Agreement.

Section 1.03. Term. The Company shall be deemed to have commenced upon the date of formation and shall terminate upon the dissolution of the Company pursuant to the provisions of the Act or in accordance with Section 10.01 below.

Section 1.04. Name. The name of the Company shall be **The OmniPad Company, L.L.C.**; provided, however, a Super-Majority of the Members may, to the extent permitted by the Act, change the name of the Company or do business under one or more fictitious names.

Section 1.05. Principal Office Address. The principal office address of the Company, unless changed by a Majority of the Members upon Sufficient Prior Written Notice to the Members, shall be 1415 Piedmont Drive, Suite 5, Tallahassee, FL 32308.

Section 1.06. Registered Agent. The name and street address of the initial registered agent in Florida for the Company will be Neil Epstein 1112 Cuerno St., Tallahassee, FL 32304.

ARTICLE 2.
DEFINITIONS

When used in this Agreement, the following terms have the meanings indicated (unless otherwise specifically provided).

Section 2.01. Act shall mean the Florida Revised Limited Liability Company Act, as amended from time to time, Chapter 605, Florida Statutes (or the corresponding provisions of any succeeding law).

Section 2.02. Applicable Federal Rate shall mean the Applicable Federal Rate as defined in Section 1274(d) of the Internal Revenue Code of 1986, as may be subsequently amended.

Section 2.03. Capital Accounts shall be maintained in accordance with Section 5.01 below. The Company shall maintain a capital account for each Member.

Section 2.04. Capital Contribution shall be the amount specified in Section 4.01 below.

Section 2.05. Capital Transaction shall mean any transaction not in the ordinary course of business that results in the Company's receipt of cash or other consideration, other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, financings, refinancings, condemnations, recoveries of damage awards, and insurance proceeds.

Section 2.06. Cash Flow shall mean Gross Receipts determined on a cash basis from Company operations, less cash disbursements for Company purposes. Depreciation and other non-cash amortizations or charges, receipts from the sale or exchange of Company property, proceeds from refinancing, insurance claims, condemnation awards, and other dispositions (to the extent these do occur) shall not be considered in determining Cash Flow.

Section 2.07. Cause shall mean:

 (a) conduct by a Member in the engagement to provide services to, or on behalf of, the Company that amounts to fraud, dishonesty, misappropriation of any asset(s) of the Company, or negligence; or

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(b) failure by a Member to perform such engagement duties to, or on behalf of, the Company, or breach by a Member of any covenant, promise, representation, or warranty of any agreement between such Member and the Company, or of any fiduciary or other obligation owed by such Member to the Company.

Section 2.08. Chief Executive Officer (CEO) shall mean **Neil Epstein**.

Section 2.09. Company shall mean the Limited Liability Company provided for by this Agreement.

Section 2.10. Company Property shall mean all assets owned by the Company in furtherance of its business purpose.

Section 2.11. Distributable Cash Flow shall mean the Cash Flow as adjusted for amounts that are from time to time set aside for the creation of Reserves or that are from time to time withdrawn from such Reserves.

Section 2.12. Income and Losses shall mean net income and losses for Federal income tax purposes.

Section 2.13. Majority of the Members shall mean the affirmative vote of Members that collectively hold more than fifty percent (50%) of the Membership Interest in the Company which are entitled to vote on a given matter.

Section 2.14. Majority of the Non-Selling Members shall mean the affirmative vote of the Members that collectively hold more than fifty percent (50%) of the Membership Interests in the Company held by Non-Selling Members (**Non-Selling Members**) and which Membership Interests are entitled to vote on a given matter.

Section 2.15. Members shall mean all Members signing this Agreement, including an assignee or transferee, and any subsequently admitted Members agreeing to be bound by the terms of this Agreement. Reference to a Member shall mean any one of the Members.

Section 2.16. Membership Interests shall mean an interest in the Company representing a capital and/or profits interest, as herein provided, which entitles the holder thereof to receive distributions from the Company and to participate in allocations of Company income, gain, loss, deduction, or credit (or item thereof) in accordance with the provisions of this Agreement. Membership Interests may be referred to as a percentage or as Units. All Membership Interests may be evidenced by a certificate approved of as to form by a Majority of the Members.

Section 2.17. Person shall mean a natural person; a limited liability company created under the laws of any state, country, sovereignty, or political subdivision thereof; a partnership; an association; a trust; a corporation; or an unincorporated organization.

Section 2.18. President shall mean **Neil Epstein**.

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Section 2.19. Reported Income shall mean net taxable income of the Company as reported by the Company for the year for federal tax purposes.

Section 2.20. Reserves shall mean all Company operating reserves established for Company purposes upon the approval of a Majority of the Members, including but not limited to accrued or deferred expenses and other working capital needs, improvements, contingent liabilities, taxes, and purchases.

Section 2.21. Substitute Members shall mean the Persons who have acquired Membership Interests in the Company from the Members and who have been admitted to the Company in accordance with this Agreement. Reference to a Substitute Member shall mean any one of the Substitute Members.

Section 2.22. Sufficient Prior Written Notice shall mean notice (i) that identifies the matter under consideration and the time and place at which the matter is to be considered and (ii) that comports with the notice requirements of Section 12.05 below. Such notice shall be served or placed for delivery no fewer than five (5) days before the date upon which the matter is to be considered.

Section 2.25 Super-Majority of the Members. shall mean the affirmative vote of Members that collectively hold more than seventy five percent (75%) of the Membership Interests of the Company which are entitled to vote on a given matter.

Section 2.26 Voting Interests shall mean Membership Interests of the Company (or Classes of Membership Interests) that are entitled to vote on Company matters and decisions.

ARTICLE 3.
BUSINESS, PURPOSES, AND POWERS

Section 3.01. Business and Purposes. The purpose of the Company shall be to develop and manufacture products utilizing Company held or Company licensed intellectual property and to engage in any lawful business in which a limited liability company may engage under the Act, as such business or activities as are specified by a Majority of the Members.

Section 3.02. Powers. The Company shall have all powers of a limited liability company under the Act to do all things necessary or convenient to operate its business.

Section 3.03. Limitations on Scope of Business. Except for the authority expressly granted to the Members in this Agreement, no Member, employee, or other agent of the Company shall have any authority to bind or act for the Company or any other Member in the carrying on of their respective businesses or activities.

ARTICLE 4.
CAPITAL CONTRIBUTIONS AND PROFITS INTERESTS; CLASSES OF MEMBERSHIP INTEREST AND RIGHTS

Section 4.01. Contributions and Profits Interests of Members. Each Member shall contribute the amount indicated as his Capital Contribution and shall have the profits interest in the Company as reflected on **Schedule A**.

Section 4.02. No Withdrawal. A Member shall not have the right to demand, receive, withdraw, or reduce his contribution to capital except upon dissolution of the Company or as otherwise provided in this Agreement. A Member shall have no right to demand or receive property other than cash in return for his contribution.

Section 4.03. Advances of Members. The Members may, but (except as otherwise agreed in writing) shall have no obligation to, advance any monies to the Company that were not initially funded from the contributions for Membership Interests, or are not otherwise funded from the cash available to the Company. Except as otherwise agreed to in writing by the Company and any Member (including agreements to make capital contributions to the Company), any sum advanced shall become an obligation of the Company to the Member, as a loan from the Member, and may be evidenced by a promissory note of the Company signed by the Members on behalf of the Company on terms agreed to by a Majority of the Members.

Section 4.04. Classes of Membership Interests. Initially, the Company shall have two (2) classes of Membership Interests which shall be defined as follows:

Class A Membership Interests shall represent, at all times, twenty percent (20%) of the total Membership Interests in the Company regardless of the number of Units authorized and/or issued. Class A Membership Interests shall not be subject to dilution for any reason including the issuance of additional Membership Interests (regardless of Class). Class A Membership Interests are Voting Interests. No additional Class A Units shall be issued, nor shall any rights or privileges associated with Class A Membership Interests be altered, modified or reduced without the unanimous prior written consent of all of the holders of Class A Membership Interests. For purposes of clarity, Class A Membership Interests may not be diluted without the unanimous written consent of all of the owners of Class A Membership Interests.

Class B Membership Interests shall initially represent eighty percent (80%) of the Membership Interests in the Company. Class B Membership Interests are Voting Interests and the right of Class B Membership Interest to vote may not be altered, modified or reduced without the unanimous consent of the owners of all Class B Membership Interests. Additional Class B Membership Interests may be issued upon attaining the approvals required herein. Issuance of additional Class B Units shall result in dilution of the then existing Class B Membership Interests and any other Classes of Membership Interests in the Company which are subject to dilution, but specifically excluding Class A Membership Interests as detailed above.

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In addition to the above, upon attaining the approval of the Members as required herein, the Company may create and issue additional classes of Membership Interests in the Company and such classes of Membership Interests may have such rights as are set by the Members; provided however, that the issuance of additional Classes shall not impact the rights and privileges of the Class A Membership Interests nor shall such issuance result in any dilution of the Class A Membership Interests.

In no way limiting the generality of the foregoing, the Members may, upon attaining the approval of the Members as required herein, approve the issuance of Class C Membership Interests. As used herein, the term Class C Membership Interests shall mean:

Class C Membership Interests. Class C Membership Interests are not Voting Interests and shall have no right to vote on any Company matter except as may be specifically required by law. Issuance of Class C Membership Interests shall result in dilution of the Membership Interests of the then existing Class B Membership Interests, any then existing Class C Membership Interests and any other Classes of Membership Interests in the Company which are subject to dilution, but specifically excluding Class A Membership Interests as detailed above.

The Company has initially authorized 2,000,000 Units of Class A Membership Interests, 7,000,000 Units of Class B Membership Interests and 1,000,000 Units of Class C Interests. All authorized Class A Membership Interests and Class B Membership Interests have been issued as set forth in Exhibit A hereto.

ARTICLE 5.
CAPITAL ACCOUNTS, CASH DISTRIBUTIONS, AND TAX ALLOCATIONS

Section 5.01. Capital Accounts. The Company shall maintain capital accounts for its Members in accordance with the Internal Revenue Code and the regulations promulgated thereunder.

Section 5.02. Income and Losses. The Income and Losses of the Company shall be determined within ninety (90) days after the end of each calendar year of the Company and, except to the extent otherwise required by applicable tax regulations, allocated in accordance with each Member's respective profits interest.

Section 5.03. Distributions to Members. Except as otherwise provided in Section 10.02 below, distributions of Distributable Cash Flow shall be made as determined by a Majority of the Members; provided, however, that such distributions shall be made in accordance with the profits interest of each respective Member. Notwithstanding the foregoing, the Company shall, to the extent that the Company has sufficient Distributable Cash Flow, make annual or more frequent distributions from the Company, the total annual amount of which shall be not less than a percentage of Reported Income equal to the highest individual tax rate for Federal income tax purposes at the beginning of each calendar year. If that amount has not been distributed by the end of the year, to the extent that the Company has sufficient Distributable Cash Flow, such amount remaining shall be distributed by the time the Company files its federal tax return. If the Company does not have sufficient Distributable Cash Flow to make the payments required above, such obligation shall continue forward in time; and the Company shall make such distributions as soon as the Company has sufficient Distributable Cash Flow.

Section 5.04. Limitation on Allocation of Net Losses. No Member shall be entitled to any allocation of net losses of the Company if such allocation would result in the Member having a negative Capital Account balance (after increasing such Capital Account by any amount which the Member is obligated to restore or is deemed to be obligated to restore pursuant to Section 1.704-1(b)(2)(ii) of the Treasury Regulations and decreasing such Capital Account balance by the items set forth in Section 1.704-1(b)(2)(ii)(d)(4)-(6)) of the Treasury Regulations while any other Member has a positive Capital Account balance (after adjustment for such items). In such event, net losses shall be allocated to the Members with positive Capital Accounts, as adjusted, until such Capital Accounts, as adjusted, have been reduced to zero.

ARTICLE 6.
MANAGEMENT OF THE COMPANY; ADDITIONAL MEMBERS

Section 6.01. Management of the Company. The overall management and control of the business and affairs of the Company shall be vested in its Members, who shall have all specific rights and powers required or appropriate to the management of the Company business. The Members may act by a vote of a Majority of the Members on all matters except where a different vote is required by this Agreement. A Member (in his capacity as such) shall receive no compensation from the Company but shall only receive his respective shares of the profits and/or losses of the Company; provided however, that a Member can be employed by the Company to serve in additional capacities and may be compensated for those services.

Section 6.02. General Powers. Except as specified in **Error! Reference source not found.**, a Majority of the Members, and after June 1, 2019, a Super-Majority of the Members shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated, and to make all decisions affecting such business and affairs, including, without limitation, for Company purposes, the power to:

    (a)   acquire by purchase, lease, or otherwise, any real or personal property, tangible or intangible;

    (b)   construct, operate, maintain, finance, and improve, and own, sell, convey, assign, mortgage, or lease any real estate and any personal property;

    (c)   sell, dispose, trade, or exchange Company assets in the ordinary course of the Company's business;

    (d)   enter into agreements and contracts and to give receipts, releases, and discharges;

(e)   purchase liability and other insurance to protect the Company's properties and business;

(f)   borrow money for and on behalf of the Company and, in connection therewith, execute and deliver instruments authorizing the confession of judgment against the Company;

(g)   execute or modify leases with respect to any part or all of the assets of the Company;

(h)   prepay, in whole or in part, refinance, amend, modify, or extend any mortgages or deeds of trust that may affect any asset of the Company and, in connection therewith, execute for and on behalf of the Company any extensions, renewals, or modifications of such mortgages or deeds of trust;

(i)   execute any and all other instruments and documents that may be necessary or in the Member's opinion desirable to carry out the intent and purpose of this Agreement, including, but not limited to, documents whose operation and effect extend beyond the term of the Company;

(j)   make any and all expenditures that the Members, in their sole discretion, deems necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities hereunder, including, without limitation, all legal, accounting, and other related expenses incurred in connection with the organization, financing, and operation of the Company;

(k)   enter into any kind of activity necessary to, in connection with, or incidental to the accomplishment of the purposes of the Company; and

(l)   invest and reinvest Company Reserves in short-term instruments or money market funds.

(m)   admit additional Members to the Company;

(n)   authorize or issue additional Membership Interests in the Company;

(o)   engage in the conversion, merger, or consolidation of the Company with or into another Person or the sale of substantially all of the Company's assets or any of the Company's intellectual property.

Section 6.03. Limitations on Authority of Members. A Member shall have no authority to:

(a)   do any act in contravention of this Agreement or the Articles of Organization of the Company;

(b)   do any act that would make it impossible to carry on the ordinary business of the Company;

(c)   confess a judgment against the Company;

(d)   possess Company property or assign the rights of the Company in specific Company property for other than a Company purpose; or

(e)   admit a Person as a Member except as otherwise provided in this Agreement.

Unless otherwise authorized pursuant to this Agreement, no Member shall have the power or authority to bind the Company in any contract, agreement, promise, or undertaking or to act for or on behalf of the Company in any respect whatsoever, nor shall any Member take or cause to be taken any action that will in any way impede any other Member or the Company from carrying out its responsibilities under this Agreement.

Section 6.04.   Execution of Documents.   Any deed, deed of trust, bill of sale, lease agreement, security agreement, financing statement, contract of sale, or other contract or instrument purporting to bind the Company or to convey or encumber any of the assets of the Company may be signed by one or more Members, after obtaining the approval of the Members as required herein.

Section 6.05.   Agreement on Deadlock.   In the event that there is a deadlock for ten (10) days in any decision of the Members, then the Members agree to have a person on whom the Members mutually agree to make the decision, after consultation with the Members. If such person will not serve or fails to continue to serve in this capacity, then the Members shall appoint a new representative for this purpose.

Section 6.06.   Officers.

(a)   **Number and Duties**. The officers of the Company will consist of a CEO and President and may include one or more Vice Presidents. The Members may appoint other officers, and a duly appointed officer may appoint other officers in accordance with this section. The officers will have the authority and shall perform the duties as set forth in this Agreement or employment or other agreements approved by the Company. The other officers that are appointed will have the authority and shall perform the duties as established by the Members from time to time. The same person may hold any two or more offices.

(b)   **Appointment and Term**. All officers shall be appointed by the Members or by a duly appointed officer in accordance with this section and shall serve at the pleasure of the Members or the appointing officers, as the case may be. All officers, however appointed, may be removed with or without Cause by the Members; and any officer appointed by another officer may also be removed by the appointing officer with or without Cause.

(c)   **Compensation**. A Majority of the Members shall fix the compensation, if any, of all Company officers, however appointed.

(d)   **President**. The President shall see that all orders and resolutions of the Members are carried into effect. Unless this Agreement or a resolution of the Members provides otherwise, the President may execute and deliver on behalf of the Company any contract, conveyance, or similar document not requiring approval by the Members or Members as provided in this Agreement or in the Act.

(e)   **CEO**. The CEO will be the chief executive officer of the Company (the *CEO*) and will have general supervision of the business of the Company.

Section 6.07. Additional Members. Additional Members may be added to the Company upon approval of a Super-Majority of the Members and upon such terms and conditions as required by a Super-Majority of the Members and subject to the terms and conditions set forth in Article 4 hereof.

ARTICLE 7.
ACCOUNTS AND RECORDS

Section 7.01. Books and Records. At all times during the existence of the Company, at the expense of the Company the Members shall keep, or cause to be kept and maintained, at the Company's office complete and accurate records of the Company's business.

Section 7.02. Company Tax Year. The Company tax year shall be the calendar year unless the Members elect a different fiscal year and the Company obtains any necessary approval of the Internal Revenue Service thereto.

Section 7.03. Bank Accounts. All funds of the Company are to be deposited in the Company name in such bank account or accounts as shall be designated by the Member(s). Withdrawals from the bank accounts shall be made upon the signature of either the CEO, President or the Members, but only for business purposes. Funds deposited into the Company's account shall be used only for business of the Company.

Section 7.04. Financing. All financing shall be as determined by the Members.

Section 7.05. Accounting. The method of accounting and the accountant or Certified Public Accountant for the Company shall be determined by the Members.

ARTICLE 8.
LIMITATION OF LIABILITY

Section 8.01. Liability Insurance. The Members are authorized to carry at Company expense such liability insurance as the Members deem necessary to implement this section, but such insurance shall not relieve the Members of their obligations hereunder.

Section 8.02. Limitation of Liability. Each Member's liability for the debts and obligations of the Company shall be limited as set forth in the Act and other applicable law. Neither the Company nor any Member shall be responsible or liable for any indebtedness or obligation of the other Members incurred or arising either before or after the execution of this Agreement, except as to those joint responsibilities, liabilities, indebtedness, or obligations incurred after the date hereof pursuant to the terms of this Agreement.

Section 8.03. Indemnification of Members. The Company shall indemnify and hold harmless its Members from and against any and all claims and demands whatsoever arising in connection with the Company, except as prohibited by the Act.

ARTICLE 9.
TRANSFER OF MEMBERSHIP INTERESTS

Section 9.01. Restrictions on Transfer or Assignment. Except as provided elsewhere in this Agreement, no Member may sell, dispose of, encumber, transfer, or assign in any way any part of his Membership Interest in the Company or any rights in any fashion unless he has first obtained prior written consent of a Majority of the Members. Any purported transfer in violation of this Agreement shall be void and ineffectual and shall give the Company an option, exercisable within sixty (60) days of the date upon which the Company becomes aware of such purported transfer, to purchase such units or Membership Interests for the purchase price determined under Section 9.04.

Section 9.02. Voluntary Disposition.

(a) **Written Consent.** Except as set forth in Section 9.03 below, no Member shall dispose of or encumber any part of his Membership Interest to a Person that is not then a Member without first obtaining the written consent of the Majority of the Members other than the Member disposing of or encumbering his Membership Interest.

(b) **Bona Fide Offer.** In the absence of such written consent, the disposing Member (the *Offering Member*) who has a bona fide written offer from a prospective purchaser must give to the Company and to the *Non-Offering Members* a notice containing an offer to sell all of his Membership Interest (*Offered Interest*) for a price equal to the purchase price and terms offered by the prospective purchaser (*Offering Member's Notice*). The Company shall have the option, but not the obligation, to purchase any or all of the Offered Interest within sixty (60) days after the date of the Offering Member's Notice; and should the Company not exercise the option to purchase all of the Offered Interest, the Non-Offering Member(s) shall have the option, but not the obligation, exercisable within ninety (90) days of the Offering Member's Notice, to purchase the remainder of the Offered Interest on a pro-rata basis. In the event that any such Non-Offering Member declines or fails to exercise such option, the other Non-Offering Member(s) shall have the right, but not the obligation, exercisable within one hundred twenty (120) days after receipt of the Offering Member's Notice, to purchase the remaining Offered Interest on a pro-rata basis or in such proportion as they may agree. The options granted under this provision shall be exercised by giving written notice to the Offering Member within the time specified, and the closing shall occur within thirty (30) days of such notice given. If notice is not timely and properly given to the Offering Member, the rights of the Company or the Non-Offering Member(s) shall be deemed to be waived.

Section 9.03. Obligation to Sell Membership Interest. Upon the occurrence of any of the events specified in this section (*Triggering Event*), the Member to which any of the specified events applies or his personal representative (*Triggered Member*), as the case may be, shall immediately inform and provide notice (*Triggered Member's Notice*) to the Company and to the remaining Members (*Non-Selling Members*) of such Triggering Event. The Company shall have the option, but not the obligation, to purchase any or all of the Triggered Member's Membership Interest (*Triggered Interest*) within sixty (90) days of the later of the date of the Triggered Member's Notice (*Notice Date*) or the date of establishment of fair market value pursuant to Section 9.04 below (*FMV Date*); and should the Company not exercise the option to purchase all of the Triggered Interest, the Non-Selling Member(s) shall have the right, but not the obligation, exercisable within ninety (90) days of the later of the Notice Date or the FMV Date, to purchase the remaining Triggered Interest on a pro-rata basis. In the event that any such Non-Selling Member declines or fails to exercise such option, the other Non-Selling Member(s) shall have the right, but not the obligation, exercisable within one hundred twenty (120) days of the later of the Notice Date or the FMV Date, to purchase the remaining Triggered Interest on a pro-rata basis or in such other proportion as they may agree. The options granted under this section shall be exercised by giving written notice to the Triggered Member within the time specified, and the closing shall occur within thirty (30) days of such notice given. If notice is not timely and properly given to the Triggered Member, the rights of the Company or the Non-Selling Member(s) shall be deemed to be waived. The events to which this section applies are as follows:

(a)   the death of a Member if by virtue of such Member's death said Member's Membership Interests are to be transferred to a Person other than a lineal descendent of such Member;

(b)   the commencement by the Member of any proceedings under any chapter of the United States Bankruptcy Act;

(c)   the divorce of a Member from his or her spouse if such spouse thereby becomes the owner of or entitled to any part of the Company Membership Interests of the Member (in which event only the ownership interest to which the spouse becomes entitled shall be subject to the option and obligations to purchase as provided herein);

(d)   a Member is convicted of, or subject to court or administrative sanctions for securities fraud; or

(e)   any other involuntary transfer, foreclosure, or sale of, or any assertion of any other claim of primary title to the Membership Interest of such Member by any third party with whom such Membership Interest has been pledged or otherwise encumbered or who has any claim against the assets of a Member.

Such Triggered Member, on behalf of such Triggered Member and on behalf of such Triggered Member's successor(s) in interest, hereby appoints the other Member(s) as his true and lawful attorney-in-fact to take any and all actions, including, without limitation, signing all contracts, instruments, certificates, transfer forms, and all other documents, necessary or convenient, to effect transfer of such Membership Interest pursuant to this section. To the extent that the Company and/or the Remaining Members do not exercise their option to purchase the Triggered Interest as set forth above, the Triggered Interests transferred as a result of the Triggering Event shall no longer be Voting Interests and shall therefore lose the right to vote on any matters pertaining to the governance of the Company. In such event, the Company may change the Triggered Interests so transferred to Class C Membership Interests or otherwise create a different Class of Membership Interests for which to convert the Triggered Interests and which new class of Membership Interests shall not be Voting Interests.

Section 9.04. Purchase Price. The purchase price for the Triggered Member's Interest in Section 9.03 above shall be its fair market value. The fair market value of such Triggered Member's Interest shall be determined by the agreement of a Majority of the Non-Selling Members and the Triggered Member within thirty (30) days after the Triggered Member's Notice. If agreement cannot be reached as aforesaid as to the fair market value within such thirty (30) day period, then the fair market value will be determined as follows:

(a)   One arbitrator shall be selected by the Triggered Member, and one arbitrator shall be selected by a Majority of the Non-Selling Members within ten (10) days; and these two arbitrators shall select a third arbitrator within the following ten (10) days.

(b)   After selection, the arbitrators shall, by Majority vote and within sixty (60) days, set the sales price of the Triggered Member's Interest being purchased, which shall be the fair market value thereof. The value so determined shall be binding upon the Members and/or their representatives.

(c)   The fees, costs, and expenses of the arbitrators shall be borne as follows: The Triggered Member shall be responsible for the fees, costs, and expenses of the arbitrator it selects and fifty percent (50%) of the fees, costs, and expenses of the third arbitrator; and the Company shall be responsible for the fees, costs, and expenses of the arbitrator selected by a Majority of the Non-Selling Members and fifty percent (50%) of the fees, costs, and expenses of the third arbitrator.

(d)   Once the purchase price is determined, the closing shall be within ninety (90) days, unless a Majority of the Members agrees to a later date.

Section 9.05. Payment. The purchase price under Section 9.04 above shall be paid at buyer's discretion either in cash or certified funds at closing or in eight (8) equal quarterly installments commencing one hundred twenty (120) days after the date of valuation, with interest at the then-effective Applicable Federal Rate. The deferred payment shall be evidenced by a promissory note (the *Note*) featuring terms that are mutually agreed upon by the Triggered Member and the Company by Majority of the Non-Selling Members and that are typical of such a transaction. The Note shall contain neither a prepayment penalty nor a prohibition on prepayment of the debt.

Section 9.06. [RESERVED]

Section 9.07. Amendments to Reflect Substitution or Addition. The Members shall amend this Agreement as might be necessary to reflect the withdrawal and substitution or addition of Member(s).

Section 9.08. Substitute Member. A Substitute Member is a Person admitted to all the rights of a Member. The Substitute Member shall have all the rights and powers and shall be subject to all the restrictions and liabilities of his assignor, except that the substitution of the transferee shall not release the transferor Member from liability to the Company. No Person shall become a Substitute Member in the Company unless the following conditions precedent are satisfied: (i) a Majority of the Members that remain have voted to admit the transferee as a Member; (ii) the transferee shall have assumed any and all of the obligations under this Agreement with respect to the Membership Interest to which the transfer relates; (iii) all reasonable expenses required in connection with the transfer shall have been paid by or for the account of the transferee; and (iv) all agreements, articles, minutes, written consents, and all other necessary documents and instruments shall have been executed and filed and all other acts shall have been performed that a Majority of the Members deems necessary to make the transferee a Substitute Member of the Company and to preserve the status of the Company as a limited liability company.

Section 9.09. No Partition. To the extent permitted by the Act, each of the Members does hereby waive the right, and each Member agrees not to take any action, to withdraw from the Company except as expressly permitted herein, nor to dissolve, terminate, liquidate, or petition a court for the dissolution, termination, or liquidation of the Company, except as provided in this Agreement. None of the Members shall take any action to subject any of the Company Property to the authority of any court of bankruptcy, insolvency, receivership, or similar proceeding, nor shall any Member have any interest in or have the right to obtain a judicial partition of any of the Company Property.

Section 9.10. Agreement Not to Withdraw; No Partition. To the extent permitted by the Act and except as may be provided for elsewhere in this Agreement, each of the Members does hereby waive the right, and each Member agrees not to take any action, to dissolve, terminate, liquidate, or petition a court for the dissolution, termination, or liquidation of the Company, except as provided in this Agreement. None of the Members shall take any action to subject any of the Company Property to the authority of any court of bankruptcy, insolvency, receivership, or similar proceeding, nor shall any Member have any interest in or have the right to obtain a judicial partition of any of the Company Property.

Section 9.11. Power to Dissociate as Member; Wrongful Dissociation. A person has the power to dissociate as a Member at any time, rightfully or wrongfully, by withdrawing as a Member by express will under Section 605.0602(1), F.S.

(a) A person's dissociation as a Member is wrongful only if the dissociation: (1) is in breach of an express provision of this Operating Agreement; or (2) occurs before completion of the winding up of the Company and:

(i) the person withdraws as a Member by express will;

(ii) the person is expelled as a Member by judicial order under Section 605.0602(6), F.S.;

(iii) the person is dissociated under Section 605.0602(8), F.S.; or

(iv) in the case of a person that is not a trust other than a business trust, an estate, or an individual, the person is expelled or otherwise dissociated as a Member because it willfully dissolved or terminated.

(b) A person who wrongfully dissociates as a Member is liable to the Company and, subject to Section 605.0801, F.S., to the other Members for damages caused by the dissociation. Such liability is in addition to each debt, obligation, or other liability of the Member to the Company or the other Members.

(c)   The rights and obligations of a person who dissociates as a Member shall be governed by the Act.

Section 9.12. Drag-Along Right.   In the event that a Member of the Company is presented with an offer for the purchase of all of the Membership Interests in the Company from a third party (a Third Party Offer) which Third Party Offer is given by a party not affiliated with the Member receiving the Third Party Offer, then such Third Party Offer shall be presented to the Members at a meeting of the Members called for such purpose. Upon approval of a Majority of the Members ratifying the sale of all Membership Interests in the Company to the third party upon the terms and conditions of the Third Party Offer each Member of the Company agrees to and shall be obligated to sell such Members Membership Interests to such Third Party. Each and every Member, by execution of or joinder in this Operating Agreement specifically acknowledges this provision and, following the affirmative vote of the Members in accordance with this Section 9.12, does hereby agree to transfer such Member's Membership Interest in accordance with the terms and conditions of the Third Party Offer. Notwithstanding the above, no Member shall be required to sell their Membership Interest in the Company unless the Third Party Offer results in such Member receiving a pro-rata share of the purchase price to be paid pursuant to such Third Party Offer.

Section 9.13. Tag-Along Rights

(a)   In addition to the requirements of Article 9 hereof, including first offering a Member's Membership Interest to the Company and the Members as provided in this Article 9, no Member shall Transfer any of its Company Membership Interests, in a single transaction or related series of transactions, to any third party unless the terms and conditions of such Transfer (the **Third Party Disposition**) to such third party contain an offer to each of the Members (an **Included Member**) to include in such Third Party Disposition such percentage of the Included Members' Membership Interest as is determined in accordance with Section 9.13(b) below. At least twenty (20) business days prior to effecting any Third Party Disposition, the Member initiating the Transfer (the **Selling Member**) shall promptly cause the terms and conditions of the Third Party Disposition to be reduced to a reasonably detailed writing (which writing shall identify the third party purchaser and shall include the offer by the third party purchaser to each Included Member to purchase or otherwise acquire their Membership Interests, according to the same terms and conditions as the Selling Member and subject to the conditions of this Section 9.13), and shall deliver, or cause the third party to deliver, written notice (the **Notice**) of the terms and conditions of such Third Party Disposition to each Included Member. The Notice shall be accompanied by a true and correct copy of the agreement, if any, embodying the terms and conditions of the proposed Third Party Disposition or such written summary thereof if there is no agreement. At any time after receipt of the Notice (but in no event later than twenty (20) business days after receipt), each Included Member may accept the offer included in the Notice by furnishing an irrevocable written notice of such acceptance to the Selling Member and to such third party.

(b)   In the event that an Included Member elects to accept the offer included in the Notice, such Included Member shall have the right to Transfer, upon consummation of the Third Party Disposition, a portion of such Included Members' Membership Interests equal to the product of (X) the ownership percentage of the Company represented by such Included Members' Membership Interests and (Y) a fraction, the numerator of which shall equal the percentage of the Company represented by the Selling Member's Membership Interests which are to be sold to the third party, and the denominator of which shall equal the total percentage of the Company represented by the total amount of the Membership Interests owned by the Selling Member. If the third party purchaser is not willing to purchase such additional Company Membership Interests, the percentage of the Company Membership Interests to be sold by the Selling Member and each Included Member shall be proportionately reduced such that each of the Selling Member and the Included Members shall Transfer a pro rata portion of their Company Membership Interests to such third party.

(c)   The purchase of Company Membership Interests pursuant to this Section 9.13 shall be made on the same terms (including, without limitation, the consideration, method of payment and the date of Transfer), and subject to the same conditions, if any, as are provided to the Selling Member and stated in the Notice.

(d)   Upon the consummation of the Transfer of Company Membership Interests to the third party pursuant to the Third Party Disposition, the Selling Member shall (i) cause the third party to remit directly to each Included Member the sales price of its Company Membership Interests Transferred pursuant thereto, and (ii) furnish such other evidence of the completion and time of completion of such disposition and the terms thereof as may reasonably be requested by such Included Member.

(e)   If an Included Member has not delivered to the Selling Member and to the third party written notice of its acceptance of the offer contained in the Notice within twenty (20) business days after the receipt of the Notice, it shall be deemed to have waived its right to participate in the Third-Party Disposition described in the Notice, and the Selling Member shall have sixty (60) days (calculated from the first day next succeeding the expiration of such twenty (20) business days acceptance period) in which to complete the Transfer of the aggregate Membership Interests described in the Notice to the third party identified in the Notice, on terms not more favorable to the Selling Member than those which were set forth in the Notice. If an Included Member has delivered an irrevocable written notice of acceptance as described in Section 9.13(a) hereof and, if after sixty (60) days following the expiration of the twenty (20) business day acceptance period, the Selling Member and the third party shall not have completed the Transfer of the Company Membership Interests to be sold in connection therewith in accordance with the terms of the Third Party Disposition, all the restrictions on the Transfer of Company Membership Interests contained in this Section 9.13 shall again be in full force and effect.

ARTICLE 10.
DISSOLUTION AND TERMINATION OF THE COMPANY

Section 10.01. Events Causing Dissolution. The Company shall be dissolved and terminated upon the happening of any of the following events:

(a)   the affirmative vote of a Super-Majority of the Members;

(b)   the sale or complete liquidation of the Company's interest in all of the Company Property and the distribution of all of the proceeds therefrom; or

(c)   the entry of an order of dissolution by a circuit court under the Act.

Section 10.02. Liquidation Proceedings.   Upon dissolution of the Company, an accounting shall be made of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution.   The Members may cause such accounting to be made by independent accountants and shall cause such accounting to be made by independent accountants upon the request of any Member. Upon dissolution of the Company, the Members or any Person designated by the Members, shall immediately proceed to wind up the business and affairs of the Company.

(a)   In winding up the business and affairs of the Company, the Members or their designee shall:

(b)   sell or otherwise liquidate all of the Company's assets as promptly as practicable;

(c)   allocate the net profits or net losses resulting from such sales to the Member's Capital Accounts in accordance with the provisions of this Agreement and the Internal Revenue Code;

(d)   discharge all liabilities of the Company (including liabilities to Members who are also creditors, to the extent permitted by law) other than liabilities to Members for distributions, and establish such reserves as the Members or their designees deem reasonable to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company); and

(e)   distribute the remaining assets in accordance with the following:

(i)   To the establishment of any reserve, including a reserve to pay the cost of a tax audit which a Majority of the Members shall deem reasonably necessary to provide for any contingent or unforeseen liabilities or obligations of the Company (except advances or loans made by any of the Members), provided, however, that at the expiration of such period of time as the Majority of the Members shall deem advisable, the balance of such reserve remaining after the payment of such contingencies shall be distributed to the Members as hereinafter set forth in this section except for taxes.

(ii)   To the Members in accordance with their respective positive capital account balances and in accordance with treasury regulations establishing methods for complying with §704(b) of the Internal Revenue Code.

Section 10.03. No Right to Distributions. Except as otherwise provided herein or as determined by a Majority of the Members, no Member has a right to distributions of capital except upon dissolution or as provided in this Agreement or by law.

Section 10.04. Deficit Capital Account. No Member shall have liability to the Company, to the other Members, or to the creditors of the Company on account of any deficit balance in such Member's Capital Account except to the extent such deficit arises from the failure of the Member to contribute the full amount of such Member's agreed-upon Capital Contribution.

ARTICLE 11.
AMENDMENTS TO ARTICLES OF ORGANIZATION AND AGREEMENT

Section 11.01. Amendments without Additional Consent. This Agreement and the Articles of Organization of the Company shall be amended within thirty (30) days by the Members without any additional consent of the Members as required by law and whenever:

    (a)   there is a change in the name of the Company or the amount or character of the contribution of any Member (including a withdrawal or reduction) pursuant to this Agreement;

    (b)   there is a false or erroneous statement in the Articles of Organization;

    (c)   in the opinion of counsel for the Company it is necessary or appropriate to satisfy a requirement of the Internal Revenue Code or of any Federal or state securities laws or regulations; or

    (d)   a change in the address of the office or the name and address of the agent for service of process required to be maintained by the Company.

Section 11.02. Amendments Requiring Consent. The Members shall obtain the unanimous consent of the Class A Membership Interests and the consent or approval, or vote at a meeting, of a Super-Majority of the Members entitled to vote or give such consent or approval with respect to any amendment other than an amendment allowed by Section 11.01 above. No amendment shall be made without the consent of a Super-Majority of the Members and the unanimous consent of Class A Membership Interests.

Section 11.03. Filing of Amendments. Upon amendment of this Agreement, the Members shall, if necessary, cause the amendment to be filed with the appropriate governmental authority, as required under the laws of New Jersey and such other states as may be required, as an amendment to the Articles of Organization of the Company.

ARTICLE 12.
MISCELLANEOUS

Section 12.01. Captions. Section titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any provision hereof.

Section 12.02. Consolidation. This Agreement may be executed in several counterparts; and all so executed shall constitute one (1) agreement, binding on all of the parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterpart.

Section 12.03. Governing Law. This Agreement shall be governed by, construed, interpreted, and enforced for all purposes in accordance with the laws of the State of New Jersey.

Section 12.04. Merger. This Agreement contains the entire understanding among the Members and supersedes any prior understandings and agreements between or among them respecting the within subject matter. There are no representations, agreements, arrangements, or understandings, oral or written, between and among the parties hereto relating to the subject matter of this Agreement that are not fully expressed herein.

Section 12.05. Notice. All notices under this Agreement shall be in writing and shall be given to the party entitled thereto by personal service or by certified or registered mail, return receipt requested, to the address maintained by the Company for such party or at such other address as such party may specify in writing.

Section 12.06. Severability. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid or unenforceable, then the remainder of this Agreement and its application to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby.

Section 12.07. Singular, Plural, and Gender. Whenever a singular word appears in this Agreement, it shall also include the plural wherever required by the context, and vice versa. The use herein of the masculine, feminine, or neuter gender with reference to any party hereof shall include and be construed to mean, wherever required by context, such other genders as may be applicable.

Section 12.08. Survival. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the successors and assigns of the respective Members.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.



NEIL EPSTEIN, Member   **TIM HOWARD, Member**

THE OMNIPAD COMPANY, L.L.C.

SCHEDULE A

Member	Class A Membership Interests expressed in Units	Class B Membership Interests expressed in Units	Profits Interest	Capital Contribution
Neil Epstein	980,000	3,430,000	49%	$960,784.50
Tim Howard	1,020,000	3,570,000	51%	$1,000,000.00

*Class A Membership Interest represent 20% of the Company's total Interests regardless of the number of Units authorized or outstanding.